Kosoff, Michael L.

From:	Earley, Kenneth [kenneth.earley@dechert.com]
Sent:	Wednesday, October 28, 2009 3:07 PM
To:	Kosoff, Michael L.
Subject:	Form N-14 filed for Hartford Series Fund, Inc. (File No. 333-162533)
Attachments:	Document.pdf; Rider.doc

Michael,

Per our phone conversation earlier today and in connection with the filing on October 16, 2009 of the above-referenced Form N-14 related to the reorganization of Hartford Value Opportunities HLS Fund into Hartford Value HLS Fund, attached for your review please find a draft of the proposed additional disclosure regarding the separate proxy to be filed with the Commission and ultimately delivered to Hartford Value HLS Fund shareholders (*i.e.*, shareholders of the Acquiring Fund) concerning the combination of the advisory and administrative fees.

Please do not hesitate to contact me if you have any questions or concerns.

Ken

<<Document.pdf>> <<Rider.doc>>

Kenneth R. Earley
Dechert LLP
Direct: +1.617.728.7139
Fax: +1.617.275.8374
kenneth.earley@dechert.com
www.dechert.com

As filed with the Securities and Exchange Commission on October 16, 2009

File No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. ☐

Post-Effective Amendment No. ☐

HARTFORD SERIES FUND, INC.
(Exact Name of Registrant as Specified in Charter)

P. O. Box 2999, Hartford, Connecticut 06104-2999
(Address of Principal Executive Offices)

Registrant's Telephone Number including Area Code: **(860) 843-9934**

Edward P. Macdonald, Esq.
The Hartford Financial Services Group, Inc.
Life Law – Mutual Funds Unit
200 Hopmeadow Street
Simsbury, Connecticut 06089
(Name and Address of Agent for Service)

Copy to:
John V. O'Hanlon, Esq.
Dechert LLP
200 Clarendon Street, 27th Floor
Boston, Massachusetts 02116-5021

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective.

It is proposed that this filing will become effective on November 15, 2009 pursuant to Rule 488 under the Securities Act of 1933.

No filing fee is required because an indefinite number of shares has previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended.

THE INVESTMENT ADVISER AND SUB-ADVISER

HL Advisors has overall responsibility for the management of the Acquiring Fund pursuant to an advisory agreement effective on or about August 28, 2002. For such services, the Acquiring Fund pays an investment advisory fee to HL Advisors and an administrative fee to Hartford Life, monthly at the annual rate of:

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $250 million	0.8250%
Next $250 million	0.7750%
Next $500 million	0.7250%
Next $4 billion	0.6750%
Next $5 billion	0.6725%
Amount Over $10 billion	0.6700%

Upon completion of the Value Opportunities Reorganization, the advisory fee paid to HL Advisors and administrative fee paid to Hartford Life will be reduced by five basis points at each breakpoint resulting in the following fee schedule:

AVERAGE DAILY NET ASSETS	ANNUAL RATE
First $250 million	0.7750%
Next $250 million	0.7250%
Next $500 million	0.6750%
Next $4 billion	0.6250%
Next $5 billion	0.6225%
Amount Over $10 billion	0.6200%

For more information about HL Advisors, see "More Information Regarding the Acquiring Fund - Investment Advisory Arrangements" below.

HL Advisors has entered into a sub-advisory agreement with Wellington Management to provide investment advisory services to the Acquiring Fund on or about August 28, 2002 (the "Agreement"). As of June 30, 2009, Wellington Management had approximately $448 billion in assets under management.

Pursuant to the Agreement, Wellington Management furnishes investment advisory, statistical and research facilities, supervises and arranges for the purchase and sale of securities on behalf of the Acquiring Fund, and provides for the compilation and maintenance of records pertaining to such investment advisory services, subject to the control and supervision of the Board and HL Advisors. For such services, the Acquiring Fund pays Wellington Management an investment sub-advisory fee monthly at the annual rate of 0.350% of the first $50 million; 0.275% of the next $100 million; 0.225% of the next $350 million; 0.200% of the next $500 million and 0.175% of assets over $1 billion.

The following individuals have responsibility for the day-to-day management of the Acquiring Fund:

Karen H. Grimes, CFA, Senior Vice President and Equity Portfolio Manager of Wellington Management, has served as portfolio manager for the Acquiring Fund since 2007 and for clients of the firm for at least the past five years. Ms. Grimes joined Wellington Management as an investment professional in 1995.

W. Michael Reckmeyer, III, CFA, Senior Vice President and Equity Portfolio Manager of Wellington Management, has been involved in portfolio management and securities analysis for the Acquiring Fund since 2007 and for

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insert Rider 13

RIDER 13

As discussed above, the Acquiring Fund currently pays an advisory fee to HL Advisors pursuant to an advisory agreement and an administrative fee to Hartford Life pursuant to a separate administrative services agreement. In late November 2009, shareholders of the Acquiring Fund will be receiving a proxy statement and related materials containing a proposal by HL Advisors to amend the advisory agreement for the Acquiring Fund to include the administrative services that are currently provided under the administrative services agreement and to combine the Fund's advisory fee with the administrative services fee. It is anticipated that the Acquiring Fund shareholders meeting would be held in late February 2010, with implementation of a new advisory agreement for the Acquiring Fund to occur on or about March 1, 2010. There will be no increase in overall fees to the Acquiring Fund shareholders if the new advisory agreement is approved.